FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of April, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes.......  No...X....
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[The Abbey National Group Logo]
                                                       Abbey National House
                                                       2 Triton Square
                                                       Regent's Place
                                                       London NW1 3AN
                                                       www.abbeynational.com

                                                       11 April 2003


Revision to the Annual Report and Accounts and the Shareholder Review for the year ended 31 December 2002

We have identified a typographical error in the final version of the explanatory key to the performance graph in the Directors' Remuneration Report for the year ended 31 December 2002, which is now being revised by way of the supplementary note overleaf.

Please replace the graph in the performance graph section of the Directors' Remuneration Report respectively on page 80 of the Annual Report and Accounts or page 9 of the Shareholder Review with the revised graph in the note overleaf. We apologise for this oversight.

Yours sincerely,

/s/ Lord Burns
Lord Burns
Chairman




The Abbey National Group comprises Abbey National plc and its subsidiary group of companies.
Abbey National plc. Registered office: Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN. Registered number:2294747. Registered in England. Abbey National plc, which is regulated by the Financial Services Authority, only advises on its own life assurance, pension, and collective investment scheme products.

This note supplements the directors' remuneration report of the Company for the year ended 31 December 2002 and is to be treated as forming part of that report. As a consequence of this supplementary note, the directors' remuneration report for the year ended 31 December 2002 has been revised as at 25 February 2003, being the date on which the original directors' remuneration report was approved by the Board of Directors, and not as at the date of this Supplementary note, and accordingly does not deal with events between those dates.

Supplementary note to the unaudited section of the directors' remuneration report for the year ended 31 December 2002

The graph in the performance graph section of the Directors' Remuneration Report should be replaced with the following graph.


                               [Graphic Omitted]


We have been advised by our legal advisers that this revision does not require the Company's external auditors, Deloitte & Touche, to revise their report to the Company's members dated 25 February 2003 and that their audit opinion set out in that report is not affected by this revision. No other changes are required to be made to the Annual Report and Accounts or the Shareholder Review for the year ended 31 December 2002.


/s/ Karen M Fortunato

By order of the Board
Karen M Fortunato
Company Secretary
11 April 2003


Please note we have used the name and address details from the original Annual Report and Accounts and Shareholder Review mailings. If you have advised Shareholder Services of a change in your details before 28th March 2003, it will not be reflected in this mailing but it will be actioned for the next mailing i.e. the May dividend.
x


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ABBEY NATIONAL plc


Date: 25 April, 2003                       By  /s/ Peter Lott
                                               --------------
                                           Abbey National Group Secretariat